March 25, 2020
Trust for Professional Managers
615 East Michigan Street
Milwaukee, Wisconsin 53202

Ladies and Gentlemen:

We consent to the incorporation by reference in this Registration Statement of our opinion dated December 18, 2009 regarding the sale of Institutional Class shares of the Convergence Long/Short Equity Fund (f/k/a Mariner 130/30 Fund) and our opinion dated December 28, 2015 regarding the sale of Institutional Class shares of the Convergence Market Neutral Fund, each a series of Trust for Professional Managers. In giving this consent, however, we do not admit that we are experts within the category of persons whose consent is required by Section 7 of the Securities Act of 1933, as amended.

Very truly yours,
/s/ Godfrey & Kahn, S.C.
GODFREY & KAHN, S.C.